UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

COMMISSION FILE NO. 1-34242

DNB FIRST 401(k) RETIREMENT PLAN

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Full title of the Plan and the address of the Plan, if different from that of the issuer named below)

DNB FINANCIAL CORPORATION

4 Brandywine Avenue

Downingtown, Pennsylvania 19335

(Name of issuer of the securities

held pursuant to the Plan and the

address of its principal executive office)

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Table of Contents

Item 1 and 2. Financial Statements
Page

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits	4

Statements of Changes in Net Assets Available for Benefits	5

Notes to Financial Statements	6-12

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Exhibit

Consent of Fischer Cunnane & Associates Ltd, Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To Participants and Administrators

 of the DNB First 401(k) Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the DNB First 401(k) Retirement Plan (the "Plan") as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2015 and 2014, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of DNB First 401(k) Retirement Plan’s financial statements.  The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental information is the responsibility of the Plan’s management.  Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information.  In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

June 23, 2016

West Chester, Pennsylvania

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Net Assets Available for Benefits
December 31, 2015 and 2014

	December 31,
	2015	2014
Assets:

Investments, at fair value:
Mutual funds	$5,510,471	$2,611,272
Money market funds	765	566
Collective investment funds	320,630	3,007,074
Common Stock	4,080,824	2,842,085
	9,912,690	8,460,997

Receivables:
Employer's contribution	65,068	63,049

Total Assets	9,977,758	8,524,046

Liabilities:

Accrued expenses	5,377	10,745

Total Liabilities	5,377	10,745

Net Assets Available for Benefits	$9,972,381	$8,513,301

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Statements of Changes in Net Assets Available for Benefits
December 31, 2015 and 2014

	Year Ended December 31,
	2015	2014
Additions:

Investment Income:
Net appreciation in fair value of instruments	$772,590	$234,020
Dividends, interest and other	271,313	161,484
	1,043,903	395,504

Contributions:
Participants'	659,612	603,213
Employer's	262,270	248,058
Rollovers	83,750	21,336
	1,005,632	872,607
Total Additions	2,049,535	1,268,111

Deductions:
Deductions from net assets attributed to:
Benefits paid to participants	548,893	976,428
Investment expenses	41,562	44,175
Total Deductions	590,455	1,020,603

Net Increase	1,459,080	247,508

Net Assets Available for Benefits
Beginning of Year	8,513,301	8,265,793
End of Year	$9,972,381	$8,513,301

See accompanying notes.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements

NOTE 1 − DESCRIPTION OF THE PLAN

The following description of the Plan provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General.  The Plan is a defined contribution plan, which covers employees of DNB First, a wholly owned subsidiary of DNB Financial Corporation (the “Company”).  Those employees eligible to participate in the Plan become eligible for the Plan immediately when employment begins.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.    Each year, participants may contribute an amount up to 100% of eligible pre-tax annual compensation.  For 2015 and 2014 this was limited to $18,000 and $17,500, excluding rollover contributions and catch-up contributions, as defined by the IRS.  Plan provisions provide for an automatic elective deferral contribution feature and an automatic deferral escalation of 1% of eligible compensation per plan year for those participants who have elected to defer between 0% and 9% of eligible compensation.  Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  The Company may, at its discretion, match contributions each year.  In 2015 and 2014, the Company did not make any matching contributions. The Plan also allows the Company to make additional discretionary contributions and qualified non-elective contributions. No additional discretionary contributions were made for 2015 and 2014.  Qualified non-elective contributions (“QNEC”) for 2015 and 2014 were $262,270 and $248,058, respectively.  Participants are not required to be an active participant at the end of the Plan year to be included in the qualified non-elective contributions. All qualified non-elective contributions were invested in Company stock.

Vesting.    Participants are 100% vested immediately in employee and employer matching contributions and qualified non-elective contributions plus actual earnings thereon. Participants are 100% vested in additional discretionary contributions made by the Company after three years of vested service.

Participant Accounts.    Each participant's account is credited with the participant's contributions and allocations of (a) the Company's contributions and (b) Plan earnings, and is charged with an allocation of administrative expenses and Plan losses.  Allocation of expenses are based on participant earnings or account balances, as defined.

Participant Loans.    The Plan does not allow Participants to borrow from their fund accounts.

Plan Termination.    Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

Payment of Benefits.    In general, amounts held in the participant’s account are not distributable until the participant terminates employment, reaches age 59-1/2, dies or becomes permanently disabled.  At that time, the participant may receive a lump-sum amount equal to the vested value of his or her account.  Participants may also withdraw funds in certain situations.

As of December 31, 2015 and 2014, $1,152,537 and $718,173, respectively, of the Plan's assets were allocated to the accounts of persons who have terminated employment with the Company, but have not been paid.

Forfeited Accounts.  Forfeited accounts are used to reduce employer contributions, used to pay plan expenses or allocated among participant accounts at the discretion of the Company.  During 2015 and 2014, forfeited accounts of $154  and $94, were used to pay plan expenses.  There was $2,104 and $1,774 of forfeited accounts available for use at December 31, 2015 and 2014, respectively.

Administrative Expenses.    Each participant's account is charged with an allocation of certain administrative expenses.  Allocations of expenses are based on participant earnings or account balances, as defined.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 2 − SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation.  The financial statements of the DNB First 401(k) Retirement Plan have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates.   The preparation of financial statements in accordance with accounting principles generally accepted in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Investment Valuation and Income Recognition.  The Plan’s investments are stated at fair value (see Note 7), with the exception of the Morley Stable Value Fund, which is discussed separately below.  Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date. Capital gain distributions are included in dividend income.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold, as well as held, during the year.

Collective Investment Funds.  On August 2, 2012, Plan management signed a participation agreement with TD Ameritrade Trust Company and began investing in several collective investment funds.  These funds invest primarily in exchange traded funds (ETFs).  These funds were sold in 2015.  Also on August 2, 2012, Plan management signed a participation agreement with Union Bond and Trust Company (“UBTC”) and began investing in the Morley Stable Value Fund, a collective investment fund.  The Morley Stable Value Fund invests in investment contracts issued by insurance companies and other institutions.

The Plan’s investment in the Morley Stable Value Fund is included in the statement of net assets available for benefits at net asset value (“NAV”).  NAV represents contributions made to the Morley Stable Value Fund, plus earnings, less participant withdrawals and administrative expenses.  NAV is reported to the Plan by UBTC, through an independent pricing service approved by the Trustee.   The statement of changes in net assets available for plan benefits is prepared on a NAV basis.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investments at NAV .

The crediting interest rate for the Morley Stable Value fund was 2.000% and 1.800% for the years ended December 31, 2015 and 2014, respectively.

Payments of Benefits.  Benefits are recorded when paid.

Recent Accounting Pronouncement.  In May 2015, the FASB issued Accounting Standards Update No. 2015-07, Fair Value Measurements (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), (“ASU 2015-07”).  ASU 2015-07 permits a reporting entity, as a practical expedient, to measure the fair value of certain investments using the net asset value (“NAV”) per share of the investment in order to address the diversity in practice related to how certain investments measured at NAV with redemptions dates in the future are categorized within the fair value hierarchy.  This ASU eliminates the requirement to categorize investments measured using the NAV practical expedient in the fair value hierarchy.  Reporting entities should continue to disclose information on investments for which fair value is measured at NAV as a practical expedient to help users understand the nature and risks of the investments and whether the investments, if sold, are probable of being sold at amounts different from the NAV.  ASU 2015-07 is to be applied retrospectively and is effective for interim and fiscal years beginning after December 15, 2015.  Early adoption is permitted.  Plan management has elected to early adopt ASU 2015-07.  Accordingly, the amendments were retrospectively applied resulting in an adjustment to the presentation of the 2014 of Plan Assets and disclosures.  There was no effect on the total net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Management has elected to adopt Parts I and II early. Accordingly, the amendments were retrospectively applied resulting in an adjustment to the presentation of the 2014 of Plan Assets and disclosures. The total assets presented decreased $3,978 from $8,464,975 to $8,460,997.   There was no effect on the total net assets available for benefits.

NOTE 3 – EXEMPT PARTY IN INTEREST AND RELATED PARTY TRANSACTIONS

Schwab Trust is the Trustee for all Plan investments except for certain collective investment funds. TD Ameritrade Trust Company (“TD Ameritrade”) is the Trustee for these funds. Newport Group Retirement Plan Services (“Newport”) is the Plan’s administrator and record-keeper. The Plan’s investments include mutual and money market funds, collective investment funds, and DNB Financial Corporation’s common stock. Newport, Schwab Trust and its affiliates, and TD Ameritrade are parties-in-interest to the Plan. DNB Financial Corporation is also a party-in-interest to the Plan.

NOTE 4 − TAX STATUS

The Plan is currently evidenced by a prototype document sponsored by Newport Group Retirement Plan Services. Newport Group Retirement Plan Services has received a determination letter dated March 31, 2014 from the Internal Revenue Service stating that the prototype document complies with Section 401(a) of the Internal Revenue Code.  The Plan is deemed to comply with Section 401(a) of the Internal Revenue Code based on the favorable letter issued to Newport Group Retirement Plan Services.  The Plan administrator and the Plan’s tax counsel believe that the Plan has been and is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken, or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2012.

NOTE 5 − INVESTMENTS

During 2015 and 2014, the Plan's investments (including investments bought, sold, as well as held during the year) appreciated in fair value by $1,043,903 and $395,504, respectively.  The net appreciation in fair value excluding dividends, interest and other for the years ending December 31, 2015 and 2014 is $772,590 and $234,020, respectively.

Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 6 – ADMINISTRATIVE EXPENSES

The Company may pay certain administrative expenses and consulting expenses of the Plan.  All investment and related expenses are paid from the net assets of the Plan.  Administrative and consulting expenses of $41,562 and $44,175 were incurred to parties-in-interest during 2015 and 2014, respectively. Certain expenses are paid through revenue sharing, rather than a direct payment. Such amounts are not material to the Plan’s financial statements.

NOTE 7 – FAIR VALUE MEASUREMENTS

The Plan follows Accounting Standards Codification (“ASC”) 820, which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that categorizes the inputs to valuation techniques that are used to measure fair value into three levels:

•	Level 1 includes observable inputs which reflect quoted prices for identical assets or liabilities in active markets at the measurement date.

•	Level 2 includes observable inputs for assets or liabilities other than quoted prices included in Level 1 and it includes valuation techniques which use prices for similar assets and liabilities.

•

Level 3 includes unobservable inputs which reflect the reporting entity’s estimates of the assumptions that market participants would use in pricing the asset or liability, including assumptions about risk.

The asset’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methods used for assets measured at fair value.

•	Mutual funds and money market funds: Valued at the net asset value of shares held by the Plan at year end, based on observable market quotations.

•

Company stock: The fair values of these securities are based on observable market quotations and are valued at the closing price reported on the active market on which the individual securities are traded.

•

Collective investment funds: The collective investment funds invested with TD Ameritrade Trust Company are valued based on the net asset value of their respective underlying investments.  The Morley Stable Value Fund is valued based on the reported NAV. The NAV is used as a practical expedient to estimate fair value.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuations methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The Plan follows Accounting Standards Codification (Topic 962): Part (I) Fully Benefit-Responsive Investment Contracts, Part (II) Plan Investment Disclosures, Part (III) Measurement Date Practical Expedient. This three-part standard simplifies employee benefit plan reporting with respect to fully benefit-responsive investment contracts and plan investment disclosures, and provides for a measurement-date practical expedient. Management has elected to adopt Parts I and II early. Accordingly, the amendments were retrospectively applied resulting in an adjustment to the presentation of the 2014 assets at fair value and disclosures.

The following tables sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value:

	Assets at Fair Value as of December 31, 2015

	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$ 5,510,471	$ 5,510,471	-	-
Money market	765	765
Company Stock	4,080,824	4,080,824	-	-

Total investments in the fair value hierarchy		$ 9,592,060	$ -	$ -

Investments measured at net asset value (1)	320,630

Total investments measured at fair value	$ 9,912,690

	Assets at Fair Value as of December 31, 2014

	Total	(Level 1)	(Level 2)	(Level 3)
Mutual funds	$ 2,611,272	$ 2,611,272	-	-
Money market	566	566
Company Stock	2,842,085	2,842,085	-	-

Total investments in the fair value hierarchy		$ 5,453,923	$ -	$ -

Investments measured at net asset value (1)	3,007,074

Total investments measured at fair value	$ 8,460,997

(1) In accordance with ASC 820-10, certain investments that are measured at fair value using the net asset value per share practical expedient have been excluded from the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the amounts presented in the statements of net assets available for benefits.

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 7 – FAIR VALUE MEASUREMENTS (continued)

The following table summarizes investments measured at fair value based on net asset value per share at December 31, 2015 and 2014, respectively.

	Fair Value	Unfunded Commitments	Redemption Frequency	Redemption Notice Period (Plan Level)
December 31, 2015 Morley Stable Value Collective Investment Fund	$320,630	N/A	30 days for non competing options	12 months
December 31, 2014 TD Ameritrade Collective Investment Funds – Strategic Allocation Funds Morley Stable Value Collective Investment Fund	$2,607,830 $ 399,244	N/A N/A	Daily 30 days for non competing options	30 Days 12 months

NOTE 8 – RECONCILIATION TO FORM 5500

The following is a reconciliation of the Financial Statements to Form 5500 for the years ended December 31:

	2015	2014
Net Assets Available for Benefits - per the Financial Statements	$9,972,381	$8,513,301
Less: Employer's Contribution Receivable	(65,068)	(63,049)
Plus: Accrued Expenses	5,377	10,745
Plus: Adjustment from NAV to fair value for collective investment funds	-	3,978
Net Assets Available for Benefits - per the Form 5500	$9,912,690	$8,464,975

Total Additions to Net Assets - per the Financial Statements	$2,049,535	$1,268,111
Less: Change in Employer Contribution Receivable	(2,019)	(2,467)
Adjustment: Change in NAV to fair value for collective investment funds	(3,978)	1,359
Total Income - per Form 5500	$2,043,538	$1,267,003

Total Deductions to Net Assets - per the Financial Statements	$590,455	1,020,603
Adjustment: Change in Accrued Expenses	5,368	(4,698)
Total Expenses - per Form 5500	$595,823	$1,015,905

DNB FIRST 401(k) RETIREMENT PLAN

Form 11-K

Notes to Financial Statements (continued)

NOTE 9 – SUBSEQUENT EVENTS

The Plan’s management has evaluated subsequent events through June 23 2016, the date on which the financial statements were issued.

DNB FIRST 401(k) RETIREMENT PLAN
Form 11-K
Schedule H, Line 4i - Assets (Held at End of Year)

EIN: 23-0534545		As of December 31, 2015
Plan number: 002
Party-in-interest (a)	Identity of Issuer (b)	Description of Investment (c)	Cost (d)	Current Value (e)
	American Beacon Advisors	Registered Investment Company - American Beacon Large Cap Value	**	$225,493
	American Funds	Registered Investment Company - American Europacific Fund R6	**	162,272
	American Funds	Registered Investment Company - Capital World Bond	**	43,851
	Columbia	Registered Investment Company - Columbia Small Cap Value II Z	**	65,272
	Delaware Investments	Registered Investment Company - Delaware Emerging Markets	**	131,434
*	DNB Financial Corporation	Employer Security - DNB Financial - Corporation Common Stock	**	4,080,824
	Fidelity Investments	Registered Investment Company - Fidelity Spartan Intl Index	**	35,913
	Hartford	Registered Investment Company - Hartford Small Cap Growth R5	**	100,505
	JP Morgan	Registered Investment Company - JP Morgan Mid Cap Value	**	372,407
	Metropolitan	Registered Investment Company - Metropolitan West Total Return I	**	256,012
	MFS	Registered Investment Company - MFS Growth R4	**	333,520
	Morley Capital	Collective Investment Fund - Morley Capital Stable Value Fund CL 3	**	320,630
	Nicholas	Registered Investment Company - Nicholas Fund, Class I	**	113,667
	Oppenheimer Funds	Registered Investment Company - Oppenheimer Global Opp Fd Y	**	45,105
	Principal Funds, Inc	Registered Investment Company - Principal High Yield I Bonds	**	25,064
	Russell Investment Co.	Registered Investment Company - Russell GBL Real Estate Securities Fund	**	127,755
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2005	**	2,577
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2025	**	6,875
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2030	**	230
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2035	**	1,733
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2040	**	72,323
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2045	**	2,744
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2050	**	207
	T Rowe Funds	Registered Investment Company - T Rowe Price Retirement 2055	**	911
*	Charles Schwab and Co., Inc.	Registered Investment Company - Money Market Fund	**	765
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strat Mod Grwth Fund I	**	970,626
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Growth FD I	**	1,319,172
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard 500 Index FD Admiral	**	325,083
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Life Strategy Income Fund I	**	230,586
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Lifestrat Consrv Grth Fd I	**	157,606
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Mid Cap Index Fund Admiral	**	210,005
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Small Cap Index Admiral	**	79,549
	The Vanguard Group, Inc.	Registered Investment Company - Vanguard Total Bond Market Index Adm	**	91,974
* Represents party-in-interest transactions.
** Cost omitted for participant directed accounts.

Signatures

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, DNB First, National Association, as plan administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DNB First 401(k) Retirement Plan

	By:	/s/ Gerald F. Sopp
Gerald F. Sopp
Chief Financial Officer and Executive
Vice President
DNB First, National Association

	By:	/s/ Bruce E. Moroney
Bruce E. Moroney
Chief Accounting Officer and Executive Vice President
DNB First, National Association

June 23, 2016

Index to Exhibits

Exhibit No. Under Item

601 of Regulation S-K                Description of Exhibit and Filing Information

23	Consent of Independent Registered Public Accounting Firm

Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

DNB Financial Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-126610) on Form S-8 of DNB Financial Corporation, of our report dated June 23, 2016, with respect to the statements of net assets available for benefits of the DNB First 401(k) Retirement Plan as of December 31, 2015 and 2014, and the related statements of changes in net assets available for benefits for the years ended December 31, 2015 and 2014 and the related supplemental schedule of assets (held at end of year) as of December 31, 2015, which report appears in the December 31, 2015 annual report on Form 11-K of the DNB First 401(k) Retirement Plan.

/s/ Fischer Cunnane & Associates Ltd

Fischer Cunnane & Associates Ltd

Certified Public Accountants

June 23, 2016